SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A/A

AMENDMENT TO AND ADOPTION OF

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company, a Delaware statutory trust (the “Registrant”), hereby notifies the U.S. Securities and Exchange Commission that it is adopting as its own the registration of Source Capital, Inc., a Delaware corporation (the “Predecessor Registrant”), under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, in connection with the reorganization of the Predecessor Registrant into the Registrant through which the Predecessor Registrant will change from a Delaware corporation to a Delaware statutory trust. In connection with such amended notification of registration, the Registrant submits the following information:

NAME:	SOURCE CAPITAL

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	C/O UMB FUND SERVICES, INC. 235 WEST GALENA STREET MILWAUKEE, WISCONSIN 53212

TELEPHONE NUMBER:	626-385-5777

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	THE CORPORATION TRUST COMPANY 1209 ORANGE STREET WILMINGTON, DELAWARE 19801

WITH COPIES OF NOTICES AND COMMUNICATIONS TO:	Diane J. Drake Mutual Fund Administration, LLC 2220 E. ROUTE 66, SUITE 226 GLENDORA, CALIFORNIA 91740

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☐ NO ☒

Item 1.	Exact name of registrant.

Source Capital

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Registrant is a Delaware statutory trust, created under the laws of the State of Delaware on May 30, 2024.

Item 3.	Form of organization of registrant (for example corporation, partnership, trust, joint stock company, association, fund).

Delaware statutory trust.

Item 4.	Classification of registrant (face amount certificate company, unit investment trust or management company).

Registrant is a management company.

Item 5.	If registrant is a management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company;

Registrant is a closed-end company.

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company.

Registrant is a non-diversified company.

Item 6.	Name and address of each investment adviser of registrant.

First Pacific Advisors, LP 2101 E. El Segundo Blvd., Suite 301 El Segundo, California 90245

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of the registrant.

Sandra Brown, Director, 2101 E. El Segundo Blvd., Suite 301, El Segundo, California 90245.

Robert F. Goldrich, Director, 2101 E. El Segundo Blvd., Suite 301, El Segundo, California 90245.

J. Richard Atwood, Director, 2101 E. El Segundo Blvd., Suite 301, El Segundo, California 90245.

John P. Zader, Director, 235 W. Galena Street, Milwaukee, Wisconsin, 53212.

Maureen, Quill, Director, 235 W. Galena Street, Milwaukee, Wisconsin, 53212.

Rita Dam, Treasurer, 235 W. Galena Street, Milwaukee, Wisconsin, 53212.

Diane J. Drake, Secretary, 235 W. Galena Street, Milwaukee, Wisconsin, 53212.

Martin Dziura, Chief Compliance Officer, 235 W. Galena Street, Milwaukee, Wisconsin, 53212.

Max, Banhazl, Vice President, 235 W. Galena Street, Milwaukee, Wisconsin, 53212.

Korey Bauer, Vice President, 235 W. Galena Street, Milwaukee, Wisconsin, 53212.

Ryan Leggio, Vice President, 2101 E. El Segundo Blvd., Suite 301, El Segundo, California 90245.

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a) state the name and address of each sponsor of registrant;

Not applicable.

(b) state the name and address of each officer and director of each sponsor of registrant;

Not applicable.

(c) state the name and address of each trustee and each custodian of registrant.

Not applicable.

Item 9.	(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No. Registrant is not currently issuing and offering its securities directly to the public.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of each such underwriter.

Not applicable.

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

No. Registrant does not intend to make a public offering of its securities.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

Yes. As of the date hereof, Registrant has one share of common stock, $0.01 par value per share (the “Common Stock”), currently issued and outstanding.

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

As of December 30, 2024, the number of beneficial owners of Registrant’s outstanding securities is 1. The name of the sole stockholder of the Registrant’s outstanding Common Stock is Source Capital, Inc.

Item 10.	State the current value of registrant’s total assets.

The current value of Registrant’s total assets is $1.00. The Registrant was formed for the purpose of effecting the reorganization and does not intend to commence operations prior to the consummation of the reorganization.

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Company Act of 1958 (yes or no).

No. Registrant has not applied and does not intend to apply for a license to operate as a small business investment company.

Item 12.	Attach as an exhibit a copy of registrant’s last regular periodic report to its security holders, if any.

Please find attached as an exhibit to this amended Form N-8A, the Predecessor Registrant’s semi-annual report for the period ended June 30, 2024.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Milwaukee in the State of Wisconsin on the 30th day of December 2024.

SOURCE CAPITAL

/s/ Diane J. Drake
By: Diane J. Drake, Secretary

Attest:	/s/ Max Banhazl

By: Max Banhazl, Vice President